================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                    (MARK ONE)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                 EXCHANGE ACT OF
                               1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001
                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                    EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to __________

                         Commission file number 1-11178

      Full title of the plan and the address of the plan, if different from that of the issuer named below.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  REVLON, INC.
                               625 Madison Avenue
                              New York, N.Y. 10022
                                  212-527-4000

================================================================================

                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                     Page(s)
                                                                     -------
Independent Auditors' Report                                             2

Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits as of December 31, 2001 and 2000                       3

     Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended
         December 31, 2001 and 2000                                      4

     Notes to Financial Statements                                    5-15

Supplemental Schedules:

         I      Schedule of Assets Held
                At End of Year December 31, 2001                        16

         II     Schedule of Reportable Transactions
                For the Year Ended December 31, 2001                    17

Consent of Independent Auditors                                         18

Signatures                                                              19

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Revlon Employees' Savings, Investment
and Profit Sharing Plan:

We have audited the accompanying statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing (the "Plan") as of December 31, 2001 and 2000 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules of assets as of December 31, 2001, and series of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Mitchell & Titus, LLP

New York, New York
June 14, 2002

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                                                                   December 31,
                                                     -----------------------------------------
                                                           2001                   2000
                                                     ------------------     ------------------
Investments, at fair value:

    Equity securities
      (Cost, $91,042,449 in 2001 and
       $103,736,199 in 2000)                               $69,960,617            $95,779,574

    Fixed income securities
      (Cost, $1,341,249 in 2001 and
       $1,198,978 in 2000)                                   1,162,646              1,050,101

    Asset Allocation Funds
      (Cost, $11,543,272 in 2001 and
       $12,256,778 in 2000)                                 10,007,044             11,548,697

Investment contracts, at contract value                     31,099,158             29,846,169
                                                     ------------------     ------------------

        Total investments                                  112,229,465            138,224,541
                                                     ------------------     ------------------
Receivables:
    Loans to participants                                    2,441,662              3,356,523
    Employer's contributions                                    76,637                185,263
    Employees' contributions                                   213,548                519,543
    Accrued interest                                            18,286                 36,397
                                                     ------------------     ------------------

        Total receivables                                    2,750,133              4,097,726
                                                     ------------------     ------------------

        Net assets available for plan benefits            $114,979,598           $142,322,267
                                                     ==================     ==================


   The accompanying notes are an integral part of these financial statements.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                                    Years Ended December 31,
                                                           --------------------------------------------
                                                                  2001                     2000
                                                           -------------------       ------------------
Investment income:
    Dividends                                                     $1,953,746               $9,188,707
    Interest                                                       2,254,154                3,503,170
                                                            ------------------       -------------------
       Total investment income                                     4,207,900               12,691,877
                                                            ------------------       -------------------
(Loss) gain on disposal of securities                             (6,286,981)              10,213,828

Unrealized depreciation of securities                             (13,983,079)            (43,391,825)

Contributions:
    Employees                                                      6,961,823                8,461,888
    Employer matching (net forfeitures of $10,220
       in 2001 and $94,907 in 2000)                                2,507,318                3,938,286
                                                           -------------------       ------------------
       Total contributions                                         9,469,141               12,400,174
                                                           ------------------       -------------------
Transfer to other plan (see Note 9)                                -                      (11,467,872)

Loan fees                                                             (7,239)                  (7,725)

Distributions and withdrawls                                     (20,742,411)             (25,367,608)
                                                           -------------------       ------------------

    Net change in net assets
      available for plan benefits                                (27,342,669)             (44,929,151)

Net assets available for plan benefits
    beginning of year                                            142,322,267              187,251,418
                                                           -------------------       ------------------

Net assets available for plan benefits
    end of year                                                 $114,979,598             $142,322,267
                                                           ===================       ==================



   The accompanying notes are an integral part of these financial statements.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 1    DESCRIPTION OF PLAN
          -------------------

          The following description of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for further information.

          (a) GENERAL:
              --------

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

              On June 24, 1992, Revlon Consumer Products Corporation (hereafter, "Revlon" or the "Company"), a corporation, formed in April 1992, succeeded to substantially all of the assets and liabilities of the cosmetics and skin care, fragrance and personal care products business of Revlon Holdings Inc., a corporation formerly named Revlon, Inc. ("Revlon Holdings"). In connection with such succession, substantially all of the employees of Revlon Holdings participating in the Plan were transferred to Revlon. Revlon became the Plan sponsor effective July 1, 1992.

              Effective January 1, 1997, the Plan was amended and renamed the Revlon Employees' Savings, Investment and Profit Sharing Plan. A profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

          (b) ADMINISTRATION OF PLAN:
              -----------------------

              Putnam Investments is the Plan's investment manager and recordkeeper. Putnam Fiduciary Trust Company is the Plan's trustee.

              As of December 31, 2001, the Plan consisted of twelve funds, eleven of which are mutual funds offered through Putnam Investments with various investment and income objectives. The Putnam Voyager Fund aggressively seeks capital appreciation through investments in common stocks. The Putnam Fund for Growth and Income seeks long-term capital growth and current income mainly through a portfolio of income-producing stocks. The Putnam Stable Value Fund seeks to maintain principal while attempting to earn a competitive rate of return and is invested primarily in investment contracts with insurance companies, major banks and other financial institutions intended to provide a fixed rate of return over a specified period of time. The Putnam Investors Fund and the Putnam International Growth Fund, both seek capital appreciation through investments in common stocks. The Putnam OTC & Emerging Growth Fund and the Putnam New Opportunities Fund, both seek aggressive long-term capital appreciation through investments in common stocks. The Putnam Diversified Income Trust seeks current income consistent with capital preservation by investing in a combination of U.S. government, high-yield, and international bonds. The Putnam Asset Allocation Growth Fund provides for investments with more risk in exchange for a potential of higher growth. The Putnam Asset Allocation Balanced Fund seeks investments with moderate risk and a potential for moderate growth. The Putnam Asset Allocation Conservation Fund seeks to

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


              reduce risk through substantial investment in investment-grade bonds, while maintaining a portion in stocks in an attempt to help investments stay ahead of inflation. Through December 31, 2000, the employer matching contributions were invested in the Revlon Company Stock Fund which is invested in shares of Revlon Class A common stock ("Company Stock"). All employer matching contributions made on and after January 1, 2001 have been made in cash and invested in accordance with each participating employee's instructions.

              For a complete description relating to the Putnam funds, including all risk factors, go to www.putnaminv.com and click on "Individual Investors".

              Employee contributions are deposited in a Trust Fund consisting of the eleven Putnam investment funds referred to above and the Employee Stock Fund, which is invested in Company Stock. An Administrative Committee appointed by the Board of Directors of the Company directs the Plan's administrative activities. An Investment Committee, also appointed by the Board of Directors of the Company, oversees the investment and reinvestment of the assets in the Trust Fund.

          (c) ELIGIBILITY:
              ------------

              Effective January 1, 2001, the Plan was amended to allow employees in eligible groups, with the exception of certain union employees, who are at least 18 years of age to participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Prior to the amendment, eligible group employees had to be at least 21 years of age and have completed at least one year of service (1,000 hours of service) to be eligible to participate in the Plan. Also prior to the amendment, enrollment dates were on the first day of the month after meeting the Plan's eligibility requirements. In addition, the Administrative Committee has been authorized to designate, from time to time, other dates for enrollment. Union employees are eligible to participate in the Plan to the extent specified in their respective union's collective bargaining agreement with the Company and any of its participating subsidiaries.

              As of December 31, 2001 and 2000, 2,666 and 3,199 employees participated in the Plan, respectively.

          (d) LOANS TO PARTICIPANTS:
              ----------------------

              A participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the participant's request will be reduced by his or her highest outstanding loan balance in the preceding 12 months. Loans are made from before-tax savings, vested Company contributions and after-tax savings on a pro-rata basis. Any outstanding loans reduce the amount available for withdrawal as well as the amount that can be paid to the participant when he or she terminates.

              Normally, a participant may have only one loan outstanding at a time. However, if the participant is borrowing to purchase a primary residence he or she may have up to two loans outstanding. The interest rate for loans is determined by the Investment

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


              Committee. The repayment period for these loans is one to five years or as long as fifteen years if the loan was used to purchase a primary residence. Loans, including interest, are repaid through payroll deductions and are credited to the individual participant's Plan account according to his or her current investment elections. Administrative fees associated with these transactions are charged directly to the participant's account.

          (e) CONTRIBUTIONS:
              --------------

              Eligible employees may participate by contributing, through payroll deductions, up to 16% of their base salaries, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2001 and 2000 can generally be defined as employees with earnings of $85,000 and $80,000 or more annually, respectively) are currently restricted to a maximum contribution of 7%.

              Effective January 1, 2001, the Plan was amended to change the employer matching contribution from Company Stock to cash and to give employees the ability to direct their investments to any of the available funds, including the Employee Stock Fund which is invested in Company Stock. Prior to such amendment, the employer matching contribution was automatically invested in shares of the Revlon Company Stock Fund. Since January 1, 2001, the employer matching contribution is invested as directed by each participant.

              The Company's matching contributions are equal to 50% of the employees' contributions up to 6% of their base salaries. The employee is permitted to redesignate all or a portion of his or her account balance in any fund to another fund in multiples of 5%, at any time except for the Revlon Company Stock Fund and the Employee Stock Fund during certain restricted periods in accordance with Revlon's Corporate Policy on Confidentiality and Securities Trading as in effect from time to time. Such restricted periods are applicable to all Plan participants, including all senior executives of the Company. Prior to January 1, 2001, a participant could not redesignate his or her investment in the Revlon Company Stock Fund unless they met certain prescribed conditions.

          (f) VESTING:
              --------

              Effective January 1, 2001 the Plan was amended to allow participants to be fully vested in the Company's matching contribution, for the savings and investment components of the Plan, after one year of service. For the Company's contribution for the profit sharing component of the Plan, participants begin vesting at one-third on the date of each profit sharing contribution, an additional one-third on the next succeeding January 1 following each profit sharing contribution, and the remaining one-third on the next succeeding January 1. In any event all profit sharing contributions are 100% fully vested after an employee completes 5 years of service with the Company. Prior to the amendment, participants who had been employed by the Company for less than five years vested in the Company's matching contributions at the rate of 33 1/3% on each January 1 following the year of contribution, provided the employee is still employed on that date. Regardless of the date, each employee

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


              would become fully vested in the event of termination of employment (a) in the event of a Plan termination (see Note 4);
              (b) on or after age 65; (c) upon early retirement under certain of the Company's pension plans; (d) by reason of certain serious disabilities; or (e) by death.

              Participants are fully vested at all times with respect to their own contributions.

              Nonvested employer contributions, which are forfeited when an employee terminates, are used to reduce subsequent employer contributions under the Plan.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          ------------------------------------------

          (a) BASIS OF PRESENTATION:
              ----------------------

              The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes therein.

          (b) USE OF ESTIMATES:
              -----------------

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          (c) ADMINISTRATIVE EXPENSES:
              ------------------------

              All trustee fees and administrative expenses incurred by the Plan are paid by the Company.

          (d) INVESTMENTS VALUATION:
              ----------------------

              Investments of the Plan other than investment contracts, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the valuation date and securities representing units of other funds are valued at the net asset value as reported by such funds on the valuation date. Fixed income temporary investments are valued at cost which approximates market value.

          (e) INVESTMENT CONTRACTS:
              ---------------------

              Fully benefit-responsive investment contracts are stated at contract value whether or not the contracts are issued by insurance companies. A fully benefit-responsive investment contract is one that provides a guarantee by a financially responsible third party of all principal and previously accrued interest to any participant exercising his or her right of withdrawal under the terms of the Plan.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 3    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
          ---------------------------------------------------

          The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the periods ended December 31, 2001 and December 31, 2000:

                                                                              December 31,
                                                                 ----------------------------------------
                                                                       2001                   2000
                                                                 -----------------      -----------------
             Benefits paid to participants per the
              financial statements                                   $20,742,411            $25,367,608

             Add: Amounts payable at the end of the
                  current year                                           171,957                575,225

             Less: Amounts payable at the end
                   of the prior year                                    (575,225)              (484,997)
                                                                 -----------------      -----------------

             Benefits paid to participants per the
               Form 5500                                             $20,339,143            $25,457,836
                                                                 =================      =================

          The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

                                                                               December 31,
                                                                 -----------------------------------------
                                                                       2001                    2000
                                                                 ------------------      -----------------

             Net assets available for
               benefits per the financial statements                  $114,979,598           $142,322,267

             Benefit obligations currently payable                       (171,957)              (575,225)
                                                                 ------------------      -----------------

             Net assets available for  benefits per
               the Form 5500                                          $114,807,641           $141,747,042
                                                                 ==================      =================


NOTE 4    PLAN TERMINATION
          -----------------

          The Company has the right to amend or terminate the Plan or to discontinue making its contributions at any time. In the event the Plan is terminated, or the Company discontinues making contributions under the Plan, each participant would become fully vested in any unvested portion of the investment funds representing employer contributions.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 5    DISTRIBUTION OF BENEFITS
          ------------------------

          Upon termination of employment, a participant is entitled to receive his or her share of employee contributions and vested employer contributions subject to the vesting requirement noted elsewhere herein.

          The Plan permits the participant to elect, with the consent of the Administrative Committee, to have distributions paid in the event of his or her death to beneficiaries over a period of two to five years.

NOTE 6    FEDERAL INCOME TAX
          ------------------

          The Plan is intended to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the "Code") and, as such, the Trust established thereunder is intended to be exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Company has received a favorable determination letter from the Internal Revenue Service dated January 8, 2002 which generally addresses the qualification of the Plan as amended through June 14, 2001. In the opinion of the Company in its capacity as Plan Administrator and in the opinion of the Plan's counsel, the Plan continues to be qualified and exempt from Federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on employer matching contributions and employee pre-tax contributions, on the making of a timely rollover contribution to the Plan, nor on earnings credited to their Plan accounts until withdrawn or distributed.

NOTE 7    RELATED PARTY TRANSACTIONS
          --------------------------

          Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the Plan's investment manager and recordkeeper. Putnam Fiduciary Trust Company is the Plan's trustee.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 8    INVESTMENTS
          -----------

          Included in the Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 were the following investments, at fair value except Investment Contracts (see notes (a) through (l)) below in this Note 8:

                                                                       December 31,
                                                           --------------------------------------
                                                                2001                  2000
                                                           ----------------     -----------------
          Equity Securities:
               Putnam Voyager Fund                             $28,465,620           $42,675,315
               Putnam Fund for Growth and Income                16,691,402            18,653,547
               Putnam Investors Fund                             4,220,714             6,095,369
               Putnam OTC & Emerging Growth Fund                 2,938,914             5,874,303
               Putnam New Opportunities Fund                     6,208,438             9,210,130
               Putnam International Growth Fund                  6,266,434             8,929,889
               Revlon Common Stock                               5,169,095             4,341,021
                                                           ----------------     -----------------
                                                               $69,960,617           $95,779,574
                                                           ================     =================
          Fixed Income Securities:
               Putnam Diversified Income Trust                 $ 1,162,646           $ 1,050,101
                                                           ================     =================

          Asset Allocation Funds:
               Putnam Asset Allocation Growth                  $ 2,414,911           $ 2,740,542
               Putnam Asset Allocation Balanced                  6,853,206             7,809,944
               Putnam Asset Allocation Conservation                738,927               998,211
                                                           ----------------     -----------------
                                                               $10,007,044           $11,548,697
                                                           ================     =================
          Investment Contracts:
               Putnam Stable Value Fund (at contract value)    $31,099,158           $29,846,169
                                                           ================     =================

          The following is a summary of each fund and the investments held therein by the Plan as of December 31, 2001 and 2000:

          (a) INVESTMENTS IN THE PUTNAM STABLE VALUE FUND
              -------------------------------------------

                                                                   Contract Value
                                                        -------------------------------------
                                                              2001                 2000
                                                        ----------------     ----------------
                *Putnam Stable Value Fund
                 (31,099,158 shares in 2001 and
                 29,846,169 shares in 2000)                $31,099,158          $29,846,169
                                                        ================     ================

               The participants are exposed to credit loss in the event of nonperformance by companies with whom the investment contracts are placed. However, the Company, as Plan Administrator, does not anticipate nonperformance by these companies. On the other hand, the Company cannot give any such assurances that such companies will, in fact, perform in accordance with such investment contracts.

               * Individual investment representing 5% or more of net assets available for plan benefits as of December 31, 2001 and 2000.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


          (b) INVESTMENTS IN THE PUTNAM VOYAGER FUND
              --------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              *The Putnam Voyager Fund
               (1,645,412 shares in 2001 and
                1,831,559 shares in 2000)                             $28,465,620          $42,675,315
                                                                   ================     ================

          (c) INVESTMENTS IN THE PUTNAM FUND FOR GROWTH AND INCOME
              ----------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              *The Putnam Fund for Growth and Income
               (941,953 shares in 2001 and
                955,123 shares in 2000)                               $16,691,402          $18,653,547
                                                                   ================     ================

          (d) INVESTMENTS IN THE PUTNAM INVESTORS FUND
              ----------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              The Putnam Investors Fund
              (365,430 shares in 2001 and
               396,834 shares in 2000)                                 $4,220,714           $6,095,369
                                                                   ================     ================

          (e) INVESTMENTS IN THE PUTNAM OTC & EMERGING GROWTH FUND
              ----------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              The Putnam OTC & Emerging
              Growth Fund (391,855 shares in 2001
                And 422,004 shares in 2000)                            $2,938,914           $5,874,303
                                                                   ================     ================

          (f) INVESTMENTS IN THE PUTNAM NEW OPPORTUNITIES FUND
              ------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              *The Putnam New Opportunities
              Fund (151,499 shares in 2001 and
               157,116 shares in 2000)                                 $6,208,438           $9,210,130
                                                                   ================     ================

          (g) INVESTMENTS IN INTERNATIONAL GROWTH FUND
              ----------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                        2001                 2000
                                                                   ----------------     ----------------
              *The Putnam International Growth
              Fund (316,167 shares in 2001 and
                361,388 shares in 2000)                                 $6,266,434           $8,929,889
                                                                   ================     ================

               * Individual investment representing 5% or more of net assets available for plan benefits as of December 31, 2001 and 2000.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


          (h) INVESTMENTS IN THE PUTNAM DIVERSIFIED INCOME TRUST
              --------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                         2001                 2000
                                                                   ----------------     ----------------
              The Putnam Diversified
              Income Trust (125,016 shares in 2001
               And 107,044 shares in 2000)                            $1,162,646           $1,050,101
                                                                   ================     ================

          (i) INVESTMENTS IN THE PUTNAM ASSET ALLOCATION GROWTH FUND
              ------------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                         2001                 2000
                                                                   ----------------     ----------------
              The Putnam Asset Allocation
              Growth Fund (252,342 shares in 2001 and
               262,072 shares in 2000)                                $2,414,911           $2,740,542
                                                                   ================     ================

          (j) INVESTMENTS IN THE PUTNAM ASSET ALLOCATION BALANCED FUND
              --------------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                         2001                 2000
                                                                   ----------------     ----------------
              *The Putnam Asset Allocation Balanced
              Fund (698,594 shares in 2001 and
               779,363 shares in 2000)                                $6,853,206           $7,809,944
                                                                   ================     ================

          (k) INVESTMENTS IN THE PUTNAM ASSET ALLOCATION CONSERVATION FUND
              ------------------------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                         2001                 2000
                                                                   ----------------     ----------------
              The Putnam Asset Allocation
              Conservation Fund (85,032 shares in
               2001 and 99,632 shares in 2000)                         $738,927             $998,211
                                                                   ================     ================

          (l) INVESTMENTS IN THE REVLON COMMON STOCK FUND
              -------------------------------------------

                                                                                Fair Value
                                                                   -------------------------------------
                                                                         2001                 2000
                                                                   ----------------     ----------------
              The Revlon Common Stock Fund
               (776,140 shares in 2001 and
                519,764 shares in 2000)                               $5,169,095           $4,341,021
                                                                   ================     ================

               * Individual investment representing 5% or more of net assets available for plan benefits as of December

NOTE 9    TRANSFER TO OTHER PLAN
          ----------------------

          On March 30, 2000, the Company sold its worldwide professional products line. In connection with the sale, all participants of the Plan who were employed by the Company's professional products line in the United States became participants in a new qualified savings plan set up by the buyer of the worldwide professional products line. Accordingly, the account balances of the affected participants were transferred to the buyer's savings plan.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 10   PARTICIPANTS/NONPARTICIPANTS DIRECTED PROGRAMS
          ----------------------------------------------

          Effective January 1, 2001, investments in Revlon Company Stock became 100% participant directed. The participant and nonparticipant directed programs for the year ended December 31, 2000 is summarized below:

                Allocation of Plan Equity to Investment Programs

                                                           Investment Program
                                                  -------------------------------------
                                                    Participant         Non-Participant
                                                      Directed             Directed
                                                  ----------------      ---------------
                                                        2000                 2000
                                                  ----------------      ---------------
          Investments at fair value:

                  Equity securities:                  $91,438,553          $ 4,341,021

                  Fixed income securities               1,050,101                    -

                  Asset allocation funds               11,548,697                    -

          Investment in investment contracts           29,846,169                    -

          Receivables:
                  Loans to participants                 3,356,523                    -
                  Employer's contributions                      -              185,263
                  Employees' contributions                519,543                    -
                  Accrued interest                         36,397
                                                  ----------------      ---------------
                                                        3,912,463              185,263
                                                  ----------------      ---------------

          Investment programs equity                 $137,795,983          $ 4,526,284
                                                  ================      ===============

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 10   PARTICIPANTS/NONPARTICIPANTS DIRECTED PROGRAMS  (Continued)
          ----------------------------------------------

          Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                                                                     Investment Program
                                                           --------------------------------------
                                                             Participant          Non-Participant
                                                               Program                Program
                                                           ---------------        ---------------
                                                                2000                   2000
                                                           ---------------        ---------------
          Investment income:
                  Dividends                                 $   9,188,707           $          -
                  Interest                                      3,503,170                      -
                                                           ---------------        ---------------
                                                               12,691,877                      -

          (Loss) gain on disposal of securities                12,563,636             (2,349,808)

          Unrealized depreciation of securities               (43,172,132)              (219,693)

          Contributions:
                  Employer                                              -              4,033,193
                  Employee                                      8,461,888                      -
                  Forfeitures                                      (6,244)               (88,663)
                                                           ---------------        ---------------
                      Total contributions                       8,455,644              3,944,530

          Loan fees                                                (7,725)                     -

          Interfund transfers                                     144,881               (144,881)

          Distributions                                       (24,804,676)              (562,932)

          Transfer to Other Plan                              (11,083,261)              (384,611)
                                                           ---------------        ---------------

                  Net change in equity                        (45,211,756)               282,605

          Investment programs equity, beginning of year       183,007,739              4,243,679
                                                           ---------------        ---------------

          Investment programs equity, end of year           $ 137,795,983           $  4,526,284
                                                           ===============        ===============

                                                                      Schedule I

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                     Schedule of Assets Held at End of Year
                                December 31, 2001


  Identity of Issue,      Description of Investments including                   Unit                       Unit
   borrower, lessor         maturity date, rate of interest,                     Cost                      Market        Market
   or similar party        collateral, par or maturity value        Shares       Value*        Cost         Value        Value
----------------------    ------------------------------------    ----------    -------   -------------   ---------   -------------
Putnam Fiduciary Trust    Voyager Fund                             1,645,412    $ 20.31   $  33,418,356    $17.30     $  28,465,620
                          Growth and Income Fund                     941,953      18.47      17,395,817     17.72        16,691,402
                          Investor's Fund                            365,430      14.19       5,185,486     11.55         4,220,714
                          OTC and Emerging Growth Fund               391,855      18.26       7,157,144      7.50         2,938,914
                          New Opportunities Fund                     151,499      61.06       9,251,200     40.98         6,208,438
                          International Growth Fund                  316,167      21.31       6,737,219     19.82         6,266,434
                          Diversified Income Trust                   125,016      10.73       1,341,249      9.30         1,162,646
                          Asset Allocation Growth                    252,342      11.94       3,011,936      9.57         2,414,911
                          Asset Allocation Balanced                  698,594      11.04       7,714,810      9.81         6,853,206
                          Asset Allocation Conservation               85,032       9.60         816,526      8.69           738,927
                          Stable Value Fund                       31,099,158       1.00      31,099,158      1.00        31,099,158
                                                                                          -------------               -------------
                                                                                            123,128,901                 107,060,370
     Revlon, Inc.         Revlon Common Stock                        776,140      15.33      11,897,227      6.66         5,169,095
                                                                                          -------------               -------------
                                                                                          $ 135,026,128               $ 112,229,465
                                                                                          =============               =============


* Unit cost being defined as the aggregate cost of each individual share held by the Plan

                                                                     Schedule II

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001


Identity of Party                                       Purchase             Selling              Cost of            Net Gain
    Involved            Description of Asset             Price                Price                Asset              (Loss)
-----------------     ------------------------     ------------------    ---------------     ----------------     ---------------
       (A)                  Voyager Fund              $          -         $ 9,532,703         $ 10,376,089         $ (843,386)

       (A)               Stable Value Fund              18,244,694                   -           18,244,694                  -
       (A)               Stable Value Fund                       -          16,991,729           16,991,729                  -


(A) Putnam Fiduciary Trust Company

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


We consent to the incorporation by reference in the Registration Statement of Revlon, Inc. on Form S-8 No. 333-48871 of our report dated June 14, 2002, included in the annual report of the Revlon Employees' Savings, Investment and Profit Sharing Plan on Form 11-K for the year ended December 31, 2001.


/s/ Mitchell & Titus, LLP

New York, New York
June 28, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Revlon, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                                By: REVLON, INC.


        By /s/ Laurence Winoker
           --------------------------------------
           Laurence Winoker
           Senior Vice President, Corporate Controller and Treasurer






                              Dated: June 28, 2002



19